RAM Energy Resources, Inc.
Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540

February 11, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Parker Morrill

Re:	RAM Energy Resources, Inc.
Registration Statement on Form S-3
Filed January 14, 2010
File No. 333-164346

Ladies and Gentlemen:

This will acknowledge receipt of your comment letter of February 5, 2010 regarding the registration statement on Form S-3 filed by RAM Energy Resources, Inc. (the “Company”) on January 14, 2010. With respect to the comments, you are advised as follows:

Risk factors, page 3

1.	Please revise to either (a) include a complete risk factors section that describes all known, material risks or (b) explicitly incorporate by reference the risk factors from your Form 10-K in a manner which is consistent with Securities Act Rule 411. If you choose the latter option, since your Form 10-K has been amended several times, please clearly specify the filing date of the Form 10-K that contains the information being incorporated by reference.

The Company has amended its Registration Statement on Form S-3 to explicitly incorporate by reference the risk factors contained in the Company’s Form 10-K, as amended, for the year ended December 31, 2008 and its Form 10-Q, as amended, for the quarter ended September 30, 2009 in a manner which is consistent with Securities Act Rule 411. The amended Registration Statement clearly specifies the filing date of the Form 10-K/A and the Form 10-Q/A that contains the information being incorporated by reference. The “Risk Factors” section of the amended Registration Statement now reads as follows:

“Prior to making a decision to invest in our securities, you should carefully consider the risks discussed under the heading “Risk Factors” in Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 (filed with the SEC on December 4, 2009) and in Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2009 (filed with the SEC on December 4, 2009), both of which are incorporated by reference into this prospectus. You should also consider similar information contained in any Annual Report on Form 10-K, Quarterly Report on Form 10-Q or other document filed by us with the SEC and incorporated by reference into this prospectus after the date of this prospectus before deciding to invest in our securities. If applicable, we will include in any prospectus supplement a description of those significant factors that could make the offering described herein speculative or risky.”

The above should respond to your comments. The Company has filed an Amendment No. 1 to the Registration Statement on Form S-3 contemporaneously with the filing of this response letter with changes as described above.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAM Energy Resources, Inc.

By	/s/ G. Les Austin
G. Les Austin,
Senior Vice President and Chief Financial Officer